UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For January 23, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:  January 23, 2003

               PRECISION DRILLING CORPORATION ANNOUNCES SUCCESSFUL
                    DOWNHOLE TEST OF ROTARY STEERABLE SYSTEM

CALGARY, Alberta, Canada (January 23, 2003) - Precision Drilling Corporation (Precision Drilling or Precision), announced today a successful downhole test of its new Revolution(TM) 4 3/4 inch rotary steerable system.

The system, designed and manufactured at Precision's research and engineering facility in Cheltenham, England, drilled 940 meters (3084 feet) at an average rate of penetration of 41 meters per hour (135 feet per hour) during a recent field test in western Canada's Farrow field for EOG Resources Canada Inc.

"We are extremely pleased with how the Revolution system performed in its first downhole test", said Larry Comeau, President of Precision's Technology Services Group. "I personally supervised the field test. We put the system through a thorough workout and found that it is very responsive and very predictable in its behavior."

Comeau said additional field tests are underway in Mexico.

Lane Dunham, Drilling Manager of EOG Resources Canada Inc. in Calgary, says his company is exceptionally pleased with the Revolution system. "We found that by using the Revolution system, we were able to control the hole deviation and direction much more efficiently than by using conventional mud motors. The system performed extremely well and using it will result in substantial cost and timesavings on future drilling projects. Having a 4 3/4 inch rotary steerable system will definitely open up different hole size and casing design options to make our wells very cost effective."

Rotary steerable systems allow operators to orient and control well trajectory while rotating the drill string. The result is faster penetration rates, smoother wellbores, and fewer doglegs than in wells drilled with conventional mud motors. Precision's Revolution system is the first 4 3/4 inch rotary steerable system to use point-the-bit technology to control the well path. Point-the-bit systems have been proven to drill better quality boreholes, with less spiraling and tortuousity than other competitive push-the-bit systems. By developing a point-the-bit rotary steerable system in a 4 3/4 inch tool size, Precision is able to offer a unique service that allows customers to gain added benefits that smaller boreholes have on drilling and completion costs.

This news release includes forward-looking statements based upon current expectations that involve a number of business risks and uncertainties, which may cause the actual results of the Precision to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, reliance on our ability to use the technology within the new rotary steerable system and other factors, which are described in further detail in the Corporation's filings with the Securities and Exchange Commission.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS."

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVE. S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE 403-716-4500; FAX 403-264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.